Exhibit 4.2

Summary Translation of Asset Transfer Agreement Dated January 5, 2016

On January 5, 2016, Foresight Automotive Ltd. (under its previous name, Four Eyes Autonomous Ltd.) (the “Subsidiary”), a private Israeli company, entered into an Asset Transfer Agreement (the “Agreement”) with Magna BSP Ltd. (“Magna”), the sole shareholder of the Subsidiary. Magna operates in the field of research and development of radar-based products and technologies, relating to border security, flight safety and vehicle safety. The Subsidiary was established for the purpose of concentrating the field of vehicle safety in a separate legal entity. The parties entered into the Agreement, with retroactive effect to October 11, 2015, in connection with the merger agreement (the “Merger Agreement”) dated October 11, 2015 by and among the Parent, the Subsidiary and Foresight Autonomous Holdings Ltd. (under its previous name, Asia Development A.D.B.M. Ltd.).

The main terms of the Agreement are as follows:

The Transaction: On January 5, 2016, and subject to certain closing conditions, Magna shall sell and transfer to the Subsidiary all the intellectual property rights and assets which Magna has in the field of vehicle safety (the “Transferred Assets”). The Transferred Assets shall be sold “as-is”, and the Subsidiary agrees to use the Transferred Assets for use only in the field of vehicle safety.

Representations and Warranties: Magna provided representations and warranties that are customary to these types of transactions.

Closing Conditions: The Agreement will become effective as of October 11, 2015, subject to the fulfillment of closing conditions, including, among others:

a.	Receipt of all the approvals required by the applicable law, including the Israeli Companies Law and the Israeli Securities Law and the regulations promulgated thereunder.

b.	Consummation of a merger of the Subsidiary with a company traded on the Tel Aviv Stock Exchange.

c.	Receipt of a tax ruling from the Israeli Tax Authority approving that the change of structure and merger shall be tax exempt, in accordance with the provisions of Part E’2 of the Israeli Income Tax Ordinance.

Additional Agreements: Magna shall have a right of first refusal to purchase the Transferred Assets or any part thereof in case that the Subsidiary ceases its activity in the field of vehicle safety or ceases the use and sells the Transferred Assets.